EXHIBIT 99


        CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


      Zamba Corporation desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the Reform Act. This Form 10-K and our Annual Report to Stockholders , any Form 10-Q or Form 8-K, or any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "could," "may" and other similar expressions identify forward-looking statements.


      We wish to caution you that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption "Risk Factors" below (many of which we have discussed in prior SEC filings). Though we have attempted to list comprehensively these important factors, we wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.


      You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                  RISK FACTORS

WE MAY NOT BE ABLE TO MANAGE GROWTH SUCCESSFULLY

      Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 47.3% in 2000 from $28.3 million in 1999 to $41.7 million in 2000. Our future success will depend on our ability to manage our growth effectively, including by:

   o developing and improving our operational, financial and other internal systems;

   o integrating and managing acquired businesses, joint ventures and strategic investments;

   o     training, motivating and managing our employees;

   o     estimating fixed-price fees and project timeframes accurately;

   o     maintaining high rates of employee utilization; and

   o     maintaining project quality and client satisfaction.

      Our management has limited experience managing a business of Zamba's current size. If we are unable to manage our growth and projects effectively, the quality of our services and products, our ability to retain key personnel and our business, financial condition and results of operations may be materially adversely affected.

THE FOCUS OF OUR BUSINESS MAY NOT RECEIVE MARKET ACCEPTANCE

      We focus on selling system integration services to clients in a small number of vertical markets, such as sales force automation, call centers, marketing automation, customer care, field service and sales. Although we believe that this specialization will increase our market presence, customer base and profitability, we may fail to obtain customers, effectively deliver services or meet customer demands in one

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or more of these markets. If we fail in any of these respects, such failure could have a material adverse impact on our business, financial condition and results of operations.

      The technology consulting industry in general presents several risks, many of which are outside of our control. As the market changes, we will need toconstantly redefine our company, which is a complex, time-consuming and expensive process. It involves changing strategies, aligning services and product categories, changing management and employees, and focusing on new markets and customers. We could spend considerable amounts of money and commit resources, but ultimately receive little or no return on our investment. Customers may not be receptive and competitors may already be established in the new markets, making it difficult for us to gain a sustainable market share or acquire new customers.

WE MAY FAIL TO SUCCESSFULLY COMPLETE AND INTEGRATE COMPANIES THAT WE ACQUIRE

      In the past, we have actively sought to make acquisitions and have acquired three companies. Integrating acquired companies is a complex, time-consuming and expensive process. Before being acquired, these companies operate independently, with its own business, business culture, clients, employees and systems. After being acquired, the acquired companies must operate together with Zamba as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resource practices, including benefit, training and professional development programs. There may be substantial difficulties, costs and delays involved in integrating acquired companies. These may include:

   o     distracting management from the business of the combined company;

   o     potential incompatibility of business cultures;

   o     inability to retain talented employees of the acquired business;

   o actual or perceived adverse change in client service standards, business focus, billing practices or service offerings available to clients;

   o actual or perceived uncertainty in career opportunities, benefits and the long-term value of stock options held by employees;

   o     costs and delays in implementing common systems and procedures;

   o inability to achieve efficiencies, or to achieve them in a timely manner; and

   o potential inefficiencies in delivering services to the clients of the combined company.

Any one or all of these factors may cause increased operating costs, lower than anticipated financial performance or the loss of clients and employees. Some of these factors are also outside the control of our company or the business we acquired. The failure to successfully integrate an acquired company into Zamba would have a material adverse effect on our business, financial condition and results of operations.

      We could also experience financial or other setbacks if any of the acquired businesses experienced problems in the past of which our management does not yet know. For example, if an acquired business had dissatisfied customers or had any performance problems, our reputation could suffer as a result of our association with that business. We are not aware of any material legal claims against the acquired companies. However, to the extent any customer or other third party asserts any material legal claims against any of the acquired companies, our business, financial condition and results of operations could suffer material harm.

FAILURE TO QUALIFY FOR POOLING OF INTERESTS ACCOUNTING TREATMENT FOR ACQUISITIONS MAY HARM OUR FUTURE OPERATING RESULTS.

      We have sought to account for our acquisitions under the "pooling of interests" accounting treatment under U.S. generally accepted accounting principles. Under pooling of interests accounting treatment, the accounts of the acquired companies are combined with those of Zamba at their historical

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carrying amounts, and Zamba's financial statements for all prior periods reflect its accounts as if the acquired companies had been combined for all periods.

      If events subsequently occur that cause either of the mergers to fail to qualify for pooling of interests accounting treatment, the purchase method of accounting would apply. Under that method, we would record the estimated fair value of our common stock issued in the mergers as the cost of acquiring the businesses. That cost would be allocated to the individual assets acquired and liabilities assumed according to their respective fair values, with the excess of the estimated fair value of our common stock over the fair value of net assets acquired recorded as goodwill, to be amortized over a period that could be as long as 10 years, but is likely to be shorter. The amount of goodwill amortized reduces our reported earnings. The estimated fair value of our common stock issued in the mergers is usually much greater than the historical net book value at which the acquired companies carry their assets in their accounts. Therefore, purchase accounting treatment could have a material adverse effect on the reported operating results of the combined company compared to pooling of interests accounting treatment.

WE NEED TO ATTRACT AND RETAIN QUALITY EMPLOYEES IN ORDER TO CONTINUE OUR
GROWTH

      Our business is labor-intensive and requires highly skilled employees. Most of our consultants possess extensive expertise in information technology, strategy, project management, sales and marketing. To serve a growing client base, we must continue to recruit and retain qualified personnel with expertise in each of these areas. Competition for such personnel is intense. We compete for such personnel with management consulting firms, software firms and other businesses. Many of these entities have substantially greater financial and other resources than we do. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join startup companies and these opportunities frequently offer the potential for significant future financial gain through equity incentives which we cannot match. Zamba from time to time has had difficulty recruiting a sufficient number of qualified personnel to serve existing and new clients. If we fail to recruit and retain a sufficient number of qualified personnel, our ability to expand our client base or services could be impaired and our business, financial condition and results of operations could be adversely affected.

OUR OPERATING RESULTS MAY FLUCTUATE

      A high percentage of our operating expenses, particularly personnel and related costs, depreciation, office rent and occupancy costs, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter. Our net revenue and operating results may fluctuate significantly because of a number of other factors, some of which are outside our control. These factors may include:

   o     losing key personnel and other employees;

   o     consummating an acquisition;

   o     costs of integrating acquired operations;

   o fluctuations in market demand for our services, consultant hiring and utilization;

   o     the contractual terms and timing of completion of projects;

   o     any delays incurred in connection with projects;

   o the accuracy of our estimates of resources required to complete projects;

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   o     uncertainty and changes in our sales cycle;

   o     the adequacy of provisions for losses;

   o     costs of obtaining or losing customers and accounts;

   o     increased competition and pricing pressures; and

   o changes in our or our competitors' business strategies, pricing and billing policies.

      One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period. Based on the preceding factors, we may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business, financial condition or results of operations and the market price of our common stock.

WE FACE RISKS FROM OUR FIXED-PRICE, FIXED-TIMEFRAME BUSINESS MODEL

      Most of our projects are performed on fixed-price, fixed-timeframe contracts, rather than contracts in which payment to us is determined on a time and materials basis. If we don't accurately estimate the resources required for a project or fail to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price, fixed-timeframe contract was based, our overall profitability and our business, financial condition and results of operations could be adversely affected. We have been required to commit unanticipated additional resources to complete projects in the past, which has resulted in losses on those contracts. We recognize that we will experience similar situations in the future and that the consequences could be more severe than in the past due to the increased size and complexity of our projects. In addition, for some projects we may fix the price at an early stage of the process, which could result in a fixed price that turns out to be too low and therefore would adversely affect our profitability.

OUR REVENUES ARE DIFFICULT TO PREDICT BECAUSE THEY ARE GENERATED ON A PROJECT-BY-PROJECT BASIS.

      We derive our revenues primarily from fees for services generated on a project-by-project basis. These projects vary in size and scope. Therefore, a client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, after we complete a project, we have no assurance that the client will retain us in the future.

      We have clients who may terminate their agreements with us, whether time and materials or fixed-fee based, without any prior written notice. Clients may terminate projects before completion. If our clients terminate existing agreements, our business, financial condition and results of operations could suffer material harm.

THE LOSS OF A SIGNIFICANT CLIENT COULD IMPACT OUR OPERATIONS

      We derive a substantial part of our revenues from a small number of clients. The loss of one or more of these clients will materially adversely affect our business, financial condition and results of operations. Our services often involve the implementation of complex information systems that are critical to our clients' operations. Our failure to meet client expectations in the performance of our services may damage our reputation and adversely affect our ability to attract and retain clients. If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction. Such expenditures will typically result in a lower margin on such engagements and could materially adversely affect our business, financial condition and results of operations.

      In the course of providing services, we may recommend the use of other software and hardware products. These products may not perform as expected or may contain defects. If this occurs, our reputation could be damaged and we could be subject to liability. We attempt to limit our exposure to potential liability claims. Such limitations may not be effective. A successful liability claim brought

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against us may adversely affect our reputation and could have a material adverse effect on our business, financial condition and results of operations. Our inability to obtain new clients or large-scale implementation and integration projects could materially and adversely affect the growth of our business.

WE ARE IN A COMPETITIVE MARKET

      We compete in the information technology services market, which is relatively new and intensely competitive. We expect competition to continue to intensify as the market evolves. We compete with the following kinds of companies:

   o     internet service firms;

   o     technology consulting firms;

   o     technology integrators;

   o     strategic consulting firms;

   o     the consulting divisions of "Big 5" accounting firms; and

   o in-house information technology departments of our clients and potential clients.

      Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

      Relatively few barriers prevent competitors from entering the information technology services market. As a result, new market entrants pose a threat to our business. We do not own any patented technology that prevents or discourages competitors from entering the information technology services market. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could materially harm our business, financial condition and results of operations.

      We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of information technology service providers. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. Promotion and enhancement of our name will depend largely on our success in providing high quality services and digital communications solutions, which we cannot ensure. If clients do not perceive our services to be effective or of high quality, our brand name and reputation could be materially and adversely affected.

WE NEED TO KEEP PACE WITH TECHNOLOGICAL CHANGES

      Our markets and the technologies used in our solutions are characterized by rapid technological change. Failure to respond in a timely and cost-effective way to these technological developments would have a material adverse effect on our business, financial condition and results of operations. We expect to derive a substantial portion of our revenues from providing e-commerce and customer care solutions that are based upon leading technologies and that are capable of adapting to future technologies. As a result, our success will depend on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. We may not be successful in addressing future developments on a timely basis. Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations.


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WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL CAPITAL

      We rely on a combination of copyright, trade secret and trademark laws, and third party nondisclosure agreements to protect our intellectual property rights. It may be possible for unauthorized third parties to obtain and use information that we regard as proprietary or to develop equivalent implementation methodologies independently. From time to time, third parties may assert patent, copyright and other intellectual property claims against us. Litigation, which could result in substantial cost to us, and diversion of our resources, may be necessary to enforce patents or our other intellectual property rights or to defend ourselves against claimed infringement of the rights of others. If we are found to have infringed the intellectual property rights of others, we may be prohibited from usingsuch intellectual property or might be required to license such intellectual property.

WE MAY NOT BE ABLE TO REUSE TECHNOLOGY THAT WE DEVELOP FOR SPECIFIC CLIENTS

      A portion of our business involves the development of technology solutions for specific client engagements. Ownership of these solutions is the subject of negotiation and is frequently assigned to the client, although we may retain a license for certain uses. Some clients have prohibited us from marketing the applications developed for them for specified periods of time or to specified third parties clients may demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use solutions can be complicated and disputes may arise that affect our ability to resell or reuse these solutions. Any limitation on our ability to resell or reuse a solution could require us to incur additional expenses to develop new solutions for future projects.

WE DO NOT PAY CASH DIVIDENDS ON OUR COMMON STOCK.

      We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, OUR SHAREOWNER RIGHTS PLAN AND MINNESOTA LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

      Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

   o advanced notice requirements for stockholder proposals and nominations;

   o authorization for our Board of Directors to issue preferred stock without stockholder approval;

   o authorization for our Board of Directors to issue common stock purchase rights upon the acquisition of 15% or more of our outstanding shares of common stock; and

   o the limitation of business combinations with interested stockholders.

      Some of these provisions may discourage a future acquisition of our company even though stockholders would receive an attractive value for their shares or a significant number of our stockholders believed such a proposed transaction would be in their best interest.

OUR STOCK PRICE IS VOLATILE

      Technology companies, including Zamba, frequently experience volatility in their common stock prices. Factors creating such volatility include:

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   o     quarterly fluctuations in results of operations and achievement of key business metrics;

   o     changes in earnings estimates by securities analysts;

   o announcements of technological innovations or the introduction of new products;

   o market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

   o extreme price and volume fluctuations of the general stock market, which have particularly affected the market price for many technology companies, in some cases unrelated to the operating performance of those companies. These broad market fluctuations may materially adversely affect the market price of our stock.

These factors may have a significant adverse impact on the market price of our stock. If revenues or earnings in any quarter fail to meet the expectations of the investment community, there could be an immediate impact on our stock price. In addition, if our issued shares and shared issued upon exercise of stock options are sold on the open market in large concentrations, our stock price could decline in the short term.

      In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.


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